                               Explanatory Note



This filing is identical to the Amendment No. 8 to Schedule 13D previously filed except that pages 4 and 5 appearing herein were omitted from the previous fiing due to an error in transmission by the filing agent.

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934

                                (Amendment No. 8)
                                     ------
                             20th Century Industries

                                (Name of Issuer)

                        Common Stock, Without Par Value

                         (Title of Class of Securities)

                                   901272 20 3

                                 (CUSIP Number)

                         Florence Davis, General Counsel
                       American International Group, Inc.
                  70 Pine Street, NYC, NY 10270 (212) 770-7000



            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 July 14, 1998

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American International Group, Inc.
(I.R.S. Identification No. 13-2592361)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Delaware


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        44,021,323
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                44,021,323

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                44,021,323

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       50.3%

(14)  TYPE OF REPORTING PERSON

      HC, CO

CUSIP NO. 901272 20 3



 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

American Home Assurance Company
(I.R.S. Identification No. 13-5124990)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       10,920,766
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               10,920,766

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               10,920,766

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      12.5%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

Commerce & Industry Insurance Company
(I.R.S. Identification No. 31-1938623)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of New York


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,828
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,828

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,828

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

New Hampshire Insurance Company
(I.R.S. Identification No. 02-0172170)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania


NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                        5,414,828
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                                5,414,828

(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                5,414,828

(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /

(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.2%

(14)  TYPE OF REPORTING PERSON

      IC, CO

CUSIP NO. 901272 20 3


 (1)  NAME OF REPORTING PERSON/S.S. OR I.R.S.
      IDENTIFICATION NO. OF ABOVE PERSON

National Union Fire Insurance Company of Pittsburgh, Pa.
(I.R.S. Identification No. 25-0687550)

 (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                              (a)  / /
                              (b)  / /

 (3)  SEC USE ONLY


 (4)  SOURCES OF FUNDS

            WC, OO

 (5) CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
                                   / /

 (6)  CITIZENSHIP OR PLACE OF ORGANIZATION

      Incorporated in the State of Pennsylvania



NUMBER OF               (7)  SOLE VOTING POWER
SHARES
BENEFICIALLY            (8)  SHARED VOTING POWER
OWNED BY                       22,270,901
EACH                    (9)  SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH            (10)  SHARED DISPOSITIVE POWER
                               22,270,901



(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                               22,270,901



(12)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES
                                   / /


(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        25.4%

(14)  TYPE OF REPORTING PERSON

      IC, CO

ITEM 1.  SECURITY AND ISSUER.

            This Amendment No. 8 amends and supplements Items 4, 5, 6 and 7 of the Statement on Schedule 13D dated December 16, 1994, as amended and supplemented by Amendment No. 1 to Schedule 13D dated March 23, 1995, Amendment No. 2 to Schedule 13D dated January 20, 1998, Amendment No. 3 to Schedule 13D dated April 9, 1998, Amendment No. 4 to Schedule 13D dated May 12, 1998, Amendment No. 5 to Schedule 13D dated June 4, 1998, Amendment No. 6 to Schedule 13D dated June 15, 1998 and Amendment No. 7 to Schedule 13D dated June 25, 1998 ("Schedule 13D"), previously filed by American International Group, Inc., a Delaware corporation ("AIG"), relating to the common stock, without par value ("Common Stock"), of 20th Century Industries, a California corporation (the "Company"). The principal executive offices of the Company are located at Suite 700, 6301 Owensmouth Avenue, Woodland Hills, California 91367.

            Each capitalized term used in this statement which is defined in the
Schedule 13D shall have the meaning ascribed thereto in the Schedule 13D.


ITEM 4.  PURPOSE OF TRANSACTION


            AIG intends to exercise the Series A Warrants and convert the shares of Series A Preferred Stock during the third quarter of 1998 so that it will own in excess of 50 percent of the Common Stock by the end of such quarter, thereby allowing AIG to account for its investment in the Company on a consolidated basis.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

            (a). Between June 26, 1998 and July 7, 1998, AIG, through its subsidiary American Home, purchased 383,500 shares of Common Stock in open market transactions effected on the New York Stock Exchange at prices ranging from $28.6250 to $28.9375 per share.

            AIG has entered into a stock purchase agreement dated as of July 10, 1998 (the "Stock Purchase Agreement") with (i) Gladyce L. Foster and Robert Scott Foster as Trustees of the Louis W. Foster and Gladyce L. Foster Revocable Trust Dated December 10, 1991, (ii) Gregory A. Foster, (iii) R. Scott Foster,
(iv) Basil G. Witt and Judith Witt as Trustees of the Witt Family Trust Dated June 24, 1996, (v) Christina Kirkpatrick and (vi) R. Scott Foster as Trustee of the R. Scott Foster, M.D., Inc., 401(k) Profit Sharing Plan and Trust, (the "Sellers") whereby the parties agreed that AIG (directly or through one or more of its wholly-owned subsidiaries) shall purchase from the Sellers 4,576,001 shares of Common Stock (the "Shares") for a purchase price of $29.00 per share. The Stock Purchase Agreement provides that the closing of the purchase of the Shares shall take place as soon as practicable following the satisfaction or waiver of customary conditions set forth therein and the parties have agreed to use their best efforts to assure that the closing takes place no later than July 16, 1998. The closing under the Stock Purchase Agreement occurred with respect to 4,376,001 Shares on July 14, 1998 and is expected to occur promptly with respect to the remaining Shares. AIG purchased or intends to effect the purchase of the Shares through National Union.

            American Home's, National Union's and each other AIG Sub's current ownership interests in the Company and the Common Stock are as shown in the following table:

                                              Number of           Percentage of
                                              Shares of           Fully Diluted
                                              Common Stock        Shares of
Company                                       Obtainable Upon     Common Stock
(and state of                                 Conversion/         Outstanding
domicile)             Number of Shares        Exercise            (1)
---------------       ----------------        --------------      ------------
American Home         102,250 shares of       9,024,713           10.31%
Assurance Company     Series A Preferred
(New York)            Stock (2)

                      1,896,053               1,896,053           2.17
                      shares of Common
                      Stock (3)

Commerce &            61,350 shares of        5,414,828           6.18
Industry              Series A Preferred
Insurance Company     Stock (2)
(New York)

New Hampshire         61,350 shares of        5,414,828           6.18
Insurance Company     Series A Preferred
(Pennsylvania)        Stock (2)

National Union        16 Million Series       16,000,000          18.27
Fire Insurance        A Warrants (4)
Company of
Pittsburgh, Pa.
(Pennsylvania)        6,270,901 shares         6,270,901           7.16
                      of Common Stock (5)
                                              ----------         ------
                      Total Common
                      Shares                  44,021,323          50.27

-----------------

(1) Based on the number of shares of Common Stock outstanding as of April 24, 1998 (51,715,380 shares) as reported by the Company in its Quarterly Report on Form 10-Q for the three month period ended March 31, 1998, as adjusted to give effect to the issuance of shares of Common Stock issuable on full conversion of the 224,950 shares of Series A Preferred Stock and on full exercise of the 16 million Series A Warrants.

(2) The aggregate number of shares of Series A Preferred Stock owned by the AIG Subs is 224,950, representing 200,000 shares purchased at the time of the initial investment in December 1994, 20,000 shares purchased in March 1995 when the Investment Agreement was amended and 4,950 shares issued as a pay-in-kind dividend by the Company in 1995. To date, the AIG Subs have not converted any shares of Series A Preferred Stock. The aggregate number of shares of Common Stock obtainable upon full conversion is 19,854,369 (or 22.67% of fully converted shares).

(3) American Home purchased 298,000 shares of Common Stock prior to November, 1991. American Home purchased 547,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange between April 23, 1998 and May 12, 1998 and 667,153 shares of Common Stock in open market transactions effected on the New York Stock Exchange between June 16, 1998 and June 25, 1998. American Home purchased an additional 383,500 Shares of Common Stock in open market transactions effected on the New York Stock Exchange as follows:



        DATE                    SHARES                  PRICE
   June 26, 1998                 8,200                  $28.6250
         "                       3,800                  $28.6875
         "                      33,000                  $28.7500
   June 29, 1998                   700                  $28.6875
         "                      22,500                  $28.8125
         "                      26,800                  $28.8750
   June 30, 1998                10,600                  $28.8125
         "                       6,500                  $28.8750
   July 1, 1998                  5,200                  $28.9375
   July 2, 1998                 17,000                  $28.9375
   July 6, 1998                    600                  $28.9375
         "                         100                  $28.8750
         "                     181,000                  $28.8750
   July 7, 1998                 67,500                  $28.9375


(4) The 16 million Series A Warrants were purchased at the time of the initial investment in December 1994 and to date the AIG Subs have not exercised any Series A Warrants.

(5) National Union Purchased 602,000 shares of Common Stock prior to June, 1994. National Union purchased an additional 557,500 shares of Common Stock in open market transactions effected on the New York Stock Exchange between May 13, 1998 and June 4, 1998 and 535,400 shares of Common Stock in open market transactions effected on the New York Stock Exchange between June 5, 1998 and June 15, 1998. In addition, AIG entered into the Stock Purchase Agreement under which it agreed to purchase 4,576,001 shares of Common Stock. The purchase of 4,376,001 shares of Common Stock thereunder was consummated by AIG through National Union on July 14, 1998. The purchase of the remaining shares of Common Stock thereunder will be consummated by AIG through National Union promptly in accordance with the Stock Purchase Agreement.


      (b). AIG and each AIG Sub share voting and dispositive power as to the securities owned by such AIG Sub.

      (c). AIG, American Home, Commerce and Industry, National Union, New Hampshire, SICO, The Starr Foundation and Starr, and, to the best of each of their knowledge, the Covered Persons, have not engaged in any transactions in the Common Stock within the past 60 days, except for (i) the purchase by American Home between May 15, 1998 and July 7, 1998 of 1,050,653 shares of Common Stock as described above in footnote (3) and (ii) the purchase by National Union between May 15, 1998 and June 15, 1998, of 1,029,600 shares of Common Stock, the purchase of 4,376,001 shares of Common Stock pursuant to the Stock Purchase Agreement on July 14, 1998 and the agreement to purchase the remaining shares of Common Stock pursuant to the Stock Purchase Agreement, which purchases were or will be, as the case may be, consummated by AIG through National Union, as described above in footnote (5).

      (d) and (e).  Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                    AIG entered into the Stock Purchase Agreement described above in Item 5 and attached hereto as Exhibit 1.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

                    (A) EXHIBIT 1 -- Stock Purchase Agreement, dated as of July 10, 1998, among AIG, Gladyce L. Foster and Robert Scott Foster as Trustees of the Louis W. Foster and Gladyce L. Foster Revocable Trust Dated December 10, 1991, Gregory A. Foster, R. Scott Foster, Basil G. Witt and Judith Witt as Trustees of the Witt Family Trust Dated June 24, 1996, Christina Kirkpatrick, and R. Scott Foster as Trustee of the R. Scott Foster, M.D., Inc., 401(k) Profit Sharing Plan and Trust.

                               SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 14, 1998

                                 AMERICAN INTERNATIONAL GROUP, INC.


                                 By:  /s/ Kathleen E. Shannon
                                 ---------------------------------------
                                 Kathleen E. Shannon, Vice President,
                                 Secretary and Associate General Counsel



                                 AMERICAN HOME ASSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 COMMERCE AND INDUSTRY INSURANCE COMPANY


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President



                                 NATIONAL UNION FIRE INSURANCE COMPANY
                                 OF PITTSBURGH, PA.


                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews,
                                 Senior Vice President


                                 NEW HAMPSHIRE INSURANCE COMPANY



                                 By:  /s/ Edward E. Matthews
                                 ---------------------------------------
                                 Edward E. Matthews, Vice President

                                 EXHIBIT INDEX
                                 -------------

(A) EXHIBIT 1 -- Stock Purchase Agreement, dated as of July 10, 1998, among AIG, Gladyce L. Foster and Robert Scott Foster as Trustees of the Louis W. Foster and Gladyce L. Foster Revocable Trust Dated December 10, 1991, Gregory
A. Foster, R. Scott Foster, Basil G. Witt and Judith Witt as Trustees of the Witt Family Trust Dated June 24, 1996, Christina Kirkpatrick, and R. Scott Foster as Trustee of the R. Scott Foster, M.D., Inc., 401(k) Profit Sharing Plan and Trust.